Eternelle Skincare Products Inc.
5348 Vegas Drive, #177
Las Vegas, NV  98108-2347

August 18, 2017

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction
Division of Corporate Finance
United States Securities and Exchange Commission

Re:	Eternelle Skincare Products Inc. Registration Statement on Form 10-12G Filed July 28, 2017 File No. 000-53230

Dear Ms. Pamela Long:

The Company modified its disclosure with respect to Comment Numbers 1 through 8.  Please see the registration statement filed concurrently herewith as the Amendment.

General

1.	Comment: Please revise your registration statement to disclose that you will become subject to all of the reporting requirements of the Exchange Act after 60 days from the day this registration statement was filed with the Securities and Exchange Commission. For guidance please refer to our Compliance and Disclosure Interpretations, Exchange Act Sections, Questions 116.04 and 116.06, available on our website.

Response: We have revised our registration statement to include the following general note at the beginning of the registration statement:

Eternelle Skincare Products Inc. will become subject to all of the reporting requirements of the Securities Exchange Act of 1934 after 60 days from July 28, 2017, the date this registration statement was filed with the Securities and Exchange Commission.

Cover Page

2.	Comment: Please revise your cover page to comply with the requirements of Form 10. In that regard, because you are registering your common stock under Section 12(g) of the Exchange Act and not Section 12(b), please remove the disclosure on the cover page that your common stock will be registered. You are not currently registered on an exchange. Please revise the cover page accordingly.

Response: We have revised the cover page of our registration statement to remove the disclosure that our common stock is registered on an exchange.

Business, page 1

3.	Comment: We note that your disclosures imply that you have already produced products and have engaged a manufacturer. Please revise your disclosures to clarify the activities that you have engaged in versus the activities that you plan to engage in. For example, on page 1 you disclose:

that you are using internationally recognized experts; and that the manufacturer offers custom product formulation.

Response: We have revised our disclosures to indicate that we have developed our proprietary skincare formulations and that we are currently negotiating with the intent to engage a manufacturer. However, we have not yet engaged the manufacturer. Further, we have disclosed that we will use internationally recognized experts in the manufacturing of our products and that the manufacturer with which we are currently negotiating offers custom product formulations. We have revised the “Business of Issuer” discussion in Item 1 of the registration statement to the following:

The business of Eternelle Skincare Products Inc., formerly Peptide Technologies, Inc. (the “Company” or “Eternelle”), is to develop and market skincare products. Peptides are the latest innovation in skincare as science has proven that peptides can help manage wrinkles in skin and reverse the signs of aging. Using proprietary peptide blends, the Company is developing a number of skincare products that demonstrate strong efficacy in providing youthful, healthy skin and significant anti-aging benefits to both women and men.

Our skincare products will address various skincare needs. These products include moisturizers and serums for the face and around the eyes.

1.	Skin Brightener – A unique pigment clarifying serum that addresses uneven production of melanin. It synergistically targets areas of hyper pigmentation.

2.	Vitamin C Peptide – Plant-based collagen serum created to resist damage from aging, sun damage, and environmental exposure.

3.	Skin Moisturizer – A super fruit, antioxidant rich crème that contains age defying peptides and vitamin C that significantly minimizes visible signs of aging.

Our Company has developed its proprietary skincare formulations, and we will use internationally recognized experts in the manufacturing of specialized, professional quality products that meet the demands of day and resort spa, medical spa, and eco spa markets.

We’re currently negotiating with the intent to engage a cosmetic and skincare manufacturer. With profound knowledge and expertise in cosmetic chemistry and professional skincare, this manufacturer has established itself as a leader in cutting edge formulations and product innovation in the field of skincare. This manufacturer offers custom product formulation and manufacturing, allowing our Company to develop proprietary blends in order to privately brand our collection.

This supplier manufactures products in accordance with Good Manufacturing Procedures (GMP). It also follows the recommendations of the United States Food and Drug Administration and Health Canada and also adheres to the Quality Assurance Guidelines of the Cosmetic, Toiletry, and Fragrance Association. These guidelines enable us to guarantee the consistency and quality of our products from batch to batch. The manufacturer performs toxicity, microbiological, temperature, and stability tests on all formulations. They do not test on animals, and they select all botanicals for freshness, purity of source, quality, and potency. Every product will be researched and tested by the supplier’s manufacturing team before it is approved for sale.

4.	Comment: We note your response to comment 5 of our letter and your disclosure that the manufacturer sources the raw materials and blends them according to your custom specifications. Please revise to discuss the raw materials you anticipate including your products and the availability of such raw materials.

Response: We have added discussion of the raw materials we anticipate including in our products and the availability of those raw materials. We have revised the “Manufacturing and Materials” discussion in Item 1 of the registration statement to the following:

The primary raw materials that we will use in the manufacture of our products are various botanicals, peptides, and vitamin C. These raw materials are readily available from multiple suppliers and are utilized widely in the cosmetic and skincare industry. The manufacturer will source the raw materials and blend them according to our custom specifications. All products will be supplied by the manufacturer.

5.	Comment: We note that you intend to outsource most of your business activities including the production of your products to a manufacturer, who will also provide fulfillment network, customer service and deliver your products. Please revise your disclosures to clarify what business activities will be performed internally by you and those activities that will be outsourced to third parties.

Response: To clarify which business activities will be outsourced and which will be performed internally, we have added the following to the “Employees” discussion in Item 1 of the registration statement:

The majority of manufacturing, distribution, marketing, and sales operations will be outsourced. However, strategic planning and development will be performed internally by the Company. This includes, but is not limited to, developing our catalog of products, developing proprietary skincare formulations, pricing our products, deciding which markets to target, deciding which influencers to engage in marketing campaigns, developing sales channels such as our e-commerce sites, determining which marketing initiatives to pursue, and selecting strategic partners and suppliers to advance our business plans.

Plan of Operations

6.	Comment: We note your disclosure that you have not yet engaged a manufacturer. Please revise this section to include the related milestone for engaging a manufacturer and any other milestone for the next twelve months.

Response: We have revised the second half of the “Plan of Operation” discussion in Item 2 of the registration statement to discuss our milestone for engaging a manufacturer as well as other milestones, such as the completion of our website and launch of our marketing campaign, that we expect to reach in the next twelve months. The milestone discussion has been revised to the following:

Concerning our specific plan of operations, we have a number of immediate and long-term milestones to be accomplished within the next 12 months. The Company is currently negotiating with the intent to engage a cosmetic and skincare manufacturer to produce our peptide-based proprietary products. We expect to engage the manufacturer by March 2018.

We are currently developing our website, which will be built on the Shopify CMS to allow ease of managing our website’s content and give our business added features and functionality. The online e-commerce store will be built with Shopify. It will be integrated with a brand name distributor and payment system, have a contact form, and other elements that are reflected in the design. The website will be mobile compatible, responsive, and cross-browser friendly. In addition, we will set up best-in-class hosting and integrate Google apps (webmail, Google analytics, and webmaster tools). We expect our website build to be completed by March 2018.

We are now in the process of putting together a marketing and sales funnel with the right channels and key trackable metrics to test and adjust the funnel for maximum effectiveness. Our long-term marketing objectives include creating brand visibility and awareness, securing paid social media and online advertising, blogging and content marketing, and developing a public relations strategy. Marketing media to be engaged will include social media networks, such as Facebook, Instagram, Twitter, and YouTube Pre-Roll Ads. Additional advertising channels will be engaged, including Google PPC (Search Ads), retargeting ads, influencer marketing, and content marketing. In addition, we will be creating video content to be used on our website. We expect to launch our marketing campaign by June 2018.

The Company will rely on related party advances to fund these expenditures until it can raise money through debt and/or equity financing.

Security Ownership of Certain Beneficial Owners and Management, page 6

7.	Comment: Please update as of the most recent practicable date.

Response: We have updated Item 4, Security Ownership of Certain Beneficial Owners and Management, using share count information as of August 14, 2017. There have been no changes in the number of shares beneficially owned by the directors and executive officers between March 31, 2017 and August 14, 2017.

Directors and Executive Officers, page 7

8.	Comment: We note your response to comment 11 and we re-issue the comment. Please expand the discussion of your directors and executive officers to disclose the dates of each person’s principal occupation during the past five years, and the name and principal business of any corporation or other organization in which such occupation and employment were carried on. Refer to Item 401(e) of Regulation S-K.

Response: We have expanded the discussion of our directors and executive officers to disclose the dates of each person’s principal occupation and the name and principal business of any company in which such occupation was carried on. We have revised the discussion in Item 5 of the registration statement to the following:

Dr. Dennis Cox, President

Mr. Dennis Cox is a business consultant who has served in various management positions. He has over 35 years experience working in various manufacturing and service-oriented companies. From 1965 to 1985, Mr. Cox worked at Canadian Forest Products Ltd. (CFP), a large building products company producing plywood and hard board paneling, in New Westminster, British Columbia. Mr. Cox has held a wide variety of positions with CFP, including Buyer, Senior Buyer, Mill Stores, and Maintenance Coordinator and Shipper.

From 1986 to 2003, Mr. Cox worked as a consultant and then as an employee manager for Industrial Equipment Company Ltd. (IECO), a power transmission distributor that was located in Delta, British Columbia. IECO carried a full range of power transmission equipment, bearings, material handling, fluid power, and other related products.

Since 2001 and up to the present, Mr. Cox was President of Denox Holdings Inc., his personal holding company, where he manages investments and contracts with companies in the forestry industry to set up warehousing systems.

In August 2014, Mr. Cox was appointed to serve as a Director and Officer of Peptide Technologies Inc., a company registered with the Securities and Exchange Commission.

Mr. Baxter Koehn, BA, AMA, EA

Mr. Baxter Koehn, BA, AMA, EA, is a seasoned executive with over 30 years experience in corporate management, financial leadership, international manufacturing and distribution operations. From 1980 through 1988, Mr. Koehn was a working partner with Astrographic Industries, a manufacturer that produced license plates and decals under contract with the Provincial Government. He has hands-on experience with manufacturing, production, packaging, and the distribution of manufactured products across Canada. He was involved in the strategic growth of this company.

Since 1988 and up to the present, he has served as Managing Director of PSI Services, which provides financial management and strategic planning advisory services to both individuals and privately held company clients. His duties with the company have included international marketing, buying and selling businesses and business interests, as well as developing strategies for acquiring and financing market share.

In August 2014, Mr. Koehn was appointed to serve as Director and Officer of Peptide Technologies Inc., a company registered with the Securities and Exchange Commission.

/s/ Baxter Koehn

Baxter Koehn
Chief Executive Officer
Eternelle Skincare Products Inc.
5348 Vegas Drive #177
Las Vegas, NV 89108